Marianne Harrison
Executive Vice President
and Controller

June 27, 2005

By EDGAR and Overnight Mail

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manulife Financial Corporation
Report on Form 40-F, filed March 29, 2005, as amended April 21, 2005
File No.: 001-14942

Dear Mr. Rosenberg:

     On behalf of Manulife Financial Corporation (the “Company”), this letter serves as the Company’s further response to the items raised in your letter, dated May 4, 2005 (the “Comment Letter”), furnishing the comments of the Securities and Exchange Commission (the “Commission”) relating to the Company’s report on Form 40-F for the year ended December 31, 2004, as filed on March 29, 2005 and amended on April 21, 2005. The Company provided its initial response to the Comment Letter on May 25, 2005. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into the response letter.

     1. Comment: We note from your disclosures that you offer structured/non traditional retrocession solutions for life insurance reinsurers and specialized non-traditional retrocession solutions for property and casualty reinsurers. It is unclear from your filing what types of “solutions” you offer. As such please tell us supplementally the types of reinsurance protection offered (i.e. excess of loss or finite reinsurance), whether the protection is prospective or retrospective, how losses attach to your contracts and/or treaties and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit that you are attempting to provide to the reinsurer. The intent of the comment is to first understand your

June 27, 2005
SEC

business and then provide suggested disclosures that help provide greater transparency to your business.

Response:

     In response to the comment, and following subsequent discussions with the Commission’s staff, we have added a disclosure under the heading “Supplemental Information Regarding Non-Traditional Reinsurance” on page 60 of the Management’s Discussion and Analysis filed today (the “Revised MD&A”) with the SEC as an exhibit to Amendment No. 2 to the Form 40-F for the year ended December 31, 2004. We have enclosed three copies of the Revised MD&A, marked to show changes from the Management’s Discussion and Analysis initially filed with the Form 40-F.

     You have asked that we explain how Manufacturer’s P&C Ltd. (MPCL) analyzes risk transfer under FAS 113 on spread loss covers.

     As explained in our May 25, 2005 letter, with the exception of one treaty which is a marine and aviation catastrophe excess of loss cover, all of the spread loss covers currently offered by MPCL are prospective property catastrophe excess of loss covers. In pricing such catastrophic covers, MPCL assumes that such events will be of a low probability and high severity. Pricing depends, in part, on loss probabilities and it is important to note that calculating loss probabilities is not an exact science. There are various methods in the industry to determine a loss probability, including: catastrophe model outputs produced by the cedants;1 historical loss data of our cedants; and market share analysis with corresponding estimates of loss probabilities. Depending on the specific treaty, MPCL may use any or all of these methods.

     Although calculating loss probabilities is not an exact science, we estimate that the loss probabilities of our spread loss treaties currently in force average approximately 9.45%.

     In evaluating underwriting risk transfer under FAS 113, an accountant must generally evaluate: (1) the percentage of the limit at risk if there is a complete loss; and (2) the probability that a loss will attach to the treaty.

     A simple example is helpful to demonstrate the percent of the limit at risk. Assume a contract with a catastrophic cover of $10,000,000 in excess of $100,000,000. If there is a complete loss, MPCL would have to pay a claim of $10,000,000. To determine the percentage

[1]	Because premium is based in part on loss probabilities, MPCL often disagrees with the cedant’s position and believes loss probability is higher based on other factors, such as loss history.

June 27, 2005
SEC

of the limit at risk, we first total the premium due under the terms of the treaty and subtract it from the limit. This remainder is divided by the limit to yield the percentage of the limit at risk.

     This percentage of the limit at risk has been increasing over the last few years. We estimate that the percentage of the limit at risk of our spread loss treaties currently in force average approximately 26.50%.

     Spread loss treaties require considerable judgment to determine whether or not risk transfer requirements are met. Whether a treaty should receive reinsurance treatment by the cedant under FAS 113 is to be evaluated from the cedant’s perspective and we rely on the cedant’s accountants to make this determination. In the past, MPCL recommended to cedants that they consult with their Chief Financial Officer and external auditors regarding risk transfer and the appropriate accounting treatment. MPCL is in the process of revising this procedure and will be implementing a requirement that cedants provide confirmation of their intent to account for the transaction in a manner compliant with all applicable legal, regulatory and accounting guidance.

     MPCL understands many accountants apply a “10%/10% test” that requires at least a 10% risk that 10% of the limit could be lost.2

     The fact that there is underwriting risk transferred by these spread loss treaties is further demonstrated by the fact that MPCL suffered losses under a number of these treaties when they were terminated by the cedant. For example, in 2001 MPCL suffered losses under numerous treaties. Several of those treaties were not renewed in 2001 or subsequent years. Of the terminated treaties MPCL suffered net losses ranging from 6.5% to 29% of the limit at risk in 2001. Total losses from these contracts were in excess of US$6.6 million dollars.

2.	Comment: We note that the Company has not included its actuarial liabilities in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations, and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K and as required by Item 2 of Form 40-F. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your actuarial liabilities.

[2]	MPCL understands that some accountants have interpreted this as a 10% risk of losing 10% of the premium (as opposed to 10% of the limit).

June 27, 2005
SEC

     Response: In response to this Comment, and following subsequent discussions with the Commission’s staff, the Company has filed the Revised MD&A to include a revised contractual obligation table disclosing expected settlement of actuarial liabilities.

* * * * *

     Please call the undersigned at (416) 852-6161 with any comments or questions regarding this response.

     Thank you for your assistance.

Very truly yours,

"Marianne Harrison”

Marianne Harrison